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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               The Italy Fund Inc.
         -------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
         -------------------------------------------------------------
                         (Title of Class of Securities)


                                    465395101
         -------------------------------------------------------------
                                 (CUSIP Number)


                                 Moritz A. Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
         -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 31, 1998
         -------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [ ]


                               Page 1 of 4 Pages

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CUSIP No.:  465395101                   13D                    Page 2 of 4 Pages


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         Bankgesellschaft Berlin AG
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER                         (a)  [ ]
         OF A GROUP                                                    (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                    WC

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL                                   [ ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Federal Republic of Germany

--------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                      304,100
         SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                          0
         OWNED
--------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                 304,100
        REPORTING
--------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER                     0
          WITH
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                       304,100

--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                                      3.28%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                            BK

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                               Page 2 of 4 Pages


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                  This Amendment No. 1 amends and supplements Items 3 and 5 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Italy Fund Inc. (the "Fund").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of the funds used by the Bank to purchase the shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $4,617,262 (exclusive of commissions).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's annual report to shareholders for the year ended January 31, 1999 states that, as of such date, there were 9,268,114 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 304,100 shares of Common Stock, which constitute approximately 3.28% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange.

                           NUMBER OF          NUMBER OF
       DATE            SHARES PURCHASED      SHARES SOLD       PRICE PER SHARE
--------------------  ------------------  ------------------  ----------------
   June 14, 1999                                  7,200           14.8125
   June 17, 1999                                 15,300           14.8750
   June 30, 1999                                 20,000           14.6250
   June 30, 1999                                 10,000           14.5638
   July 2, 1999                                  40,000           14.9375
   July 7, 1999              9,600                                14.7227
   July 12, 1999                                 10,000           15.1250

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) On October 31, 1998, the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 1999                    BANKGESELLSCHAFT BERLIN AG


                                   By:  /s/ Gregory Melville
                                        ---------------------------------------
                                               Name:   Gregory Melville
                                               Title:  Assistant Director

                                   By:  /s/ Moritz Sell
                                        ---------------------------------------
                                               Name:   Moritz Sell
                                               Title:  Market Strategist



                               Page 4 of 4 Pages